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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                   OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

                          ----------------------------

                         BANK ONE, NATIONAL ASSOCIATION
               (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)

         A NATIONAL BANKING ASSOCIATION                 36-0899825
                                                        (I.R.S. EMPLOYER
                                                        IDENTIFICATION NUMBER)

         1 BANK ONE PLAZA, CHICAGO, ILLINOIS            60670-0126
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)       (ZIP CODE)

                         BANK ONE, NATIONAL ASSOCIATION
                        1 BANK ONE PLAZA, SUITE IL1-0286
                          CHICAGO, ILLINOIS 60670-0286
   ATTN: JOHN R. PRENDIVILLE, CORPORATE TRUST SERVICES DIVISION (312) 661-5223
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                          -----------------------------

                         CMC SECURITIES CORPORATION III
             (FORMERLY KNOWN AS CAPSTEAD SECURITIES CORPORATION VI)
               (EXACT NAME OF OBLIGOR AS SPECIFIED IN ITS CHARTER)

         DELAWARE                                       75-2431913
         (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NUMBER)


         8401 NORTH CENTRAL EXPRESSWAY, SUITE 800
         DALLAS, TEXAS                                  75225
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)       (ZIP CODE)

                       COLLATERALIZED MORTGAGE OBLIGATIONS
                         (TITLE OF INDENTURE SECURITIES)

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ITEM 1.  GENERAL INFORMATION.  FURNISH THE FOLLOWING INFORMATION AS TO THE
         TRUSTEE:

         (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

               Comptroller of Currency, Washington, D.C., Federal Deposit Insurance Corporation, Washington, D.C., The Board of Governors of the Federal Reserve System, Washington D.C.

         (b)   WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

               The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

               No such affiliation exists with the trustee.


ITEM 16. LIST OF EXHIBITS. LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY.

         1.  A copy of the articles of association of the trustee now in effect.

         2. A copy of the certificates of authority of the trustee to commence business.*

         3. A copy of the authorization of the trustee to exercise corporate trust powers.*

         4.  A copy of the existing by-laws of the trustee.

         5.  Not Applicable.

         6.  The consent of the trustee required by Section 321(b) of the Act.

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

         8.  Not Applicable.

         9.  Not Applicable.

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         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and the State of Illinois, on this 30th day of March, 2000.


                      BANK ONE, NATIONAL ASSOCIATION,
                      TRUSTEE

                      By  /s/ John R. Prendiville
                          John R. Prendiville
                          Vice President




* Exhibits 2 and 3 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of Bank One, National Association, formerly known as The First National Bank of Chicago, filed as Exhibit 25 to the Registration Statement on Form S-3 of U S WEST Capital Funding, Inc. filed with the Securities and Exchange Commission on May 6, 1998 (Registration No. 333-51907-01).


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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------
   1.       A copy of the articles of association of the trustee now in effect.

   2. A copy of the certificates of authority of the trustee to commence business.*

   3. A copy of the authorization of the trustee to exercise corporate trust powers.*

   4.       A copy of the existing by-laws of the trustee.

   5.       Not Applicable.

   6.       The consent of the trustee required by Section 321(b) of the Act.

   7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

   8.       Not Applicable.

   9.       Not Applicable.